Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 28, 2006

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE Paris, April 28, 2006

COMBINED SHAREHOLDERS’ MEETING OF APRIL 28, 2006:
OVERVIEW OF MARKET CONDITIONS AND 2006 OUTLOOK

During Technip’s Combined Annual General Meeting of shareholders held today, an overview of current market conditions and the Group’s outlook for 2006 was provided.

The entire oil and gas chain is overheating. This is a mixed blessing for contractors: on the one hand it generates a high level of activity and leads to better contract terms and conditions. On the other hand, it has led to a continuing increase of raw material and equipment prices, stretched construction and installation capacities and longer equipment delivery lead times. This should make 2006 a year of growing uncertainties.

The expected significant increase of Technip’s revenues should negatively impact the improvement of the Group’s annual operating margin ratio as the Group’s cautious margin recognition policy translates into little or no margin recognized on projects during their early phases of execution. Furthermore, many of the contracts being completed in 2006, especially in the Onshore Downstream segment, have been hit by raw material price increases and equipment delivery delays. Finally, contract closure negotiations with clients are becoming more difficult in the face of large project cost increases.

For the first quarter of 2006, the Group expects that, on a year-on-year basis, revenues will be up approximately 30% and operating income will be down due to the Onshore Downstream segment. Order intake should reach approximately EUR 1.6 billion, mainly due to the Qatargas III and IV contract which came into force. As a result, the backlog at March 31, 2006 should again be close to EUR 11 billion. The Group’s net cash position at the end of March should be about EUR 1.3 billion following the conversion of convertible bonds into shares.

Daniel Valot, Chairman and CEO, made the following comments: "Market conditions in our business remain positive, with high growth expected in business segments where Technip is well positioned: deep offshore, LNG, GTL, monetization of heavy oils, refining and petrochemicals. Paradoxically, these global conditions are also generating cost pressures and equipment delivery delays as well as straining construction sub-contractors capacities, all of which are combining to significantly increase contract execution risk.”

Cautionary note regarding forward-looking statements

This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations; within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully continue to originate and execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; currency fluctuations; interest rate fluctuations; raw material, especially steel, price fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabic-Persian Gulf, Africa or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; the timing and success of anticipated integration synergies; and the evolution, interpretation and uniform application and enforcement of International Financial Reporting Standards (IFRS), according to which we prepare our financial statements as from January 1, 2005.

Some of these risk factors are set forth and discussed in more detail in our Annual Report on Form 20-F as filed with the SEC on June 30, 2005, and as updated from time to time in our SEC filings. Should one of these known or unknown risks materialize, or should our underlying assumptions prove incorrect, our future results could be adversely affected, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this release are made only as of the date of this release. We cannot assure you that projected results or events will be achieved. We do not intend, and do not assume any obligation to update any industry information or forward looking information set forth in this release to reflect subsequent events or circumstances. Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with IFRS, and certain elements would differ materially upon reconciliation to U.S. GAAP.

With a workforce of more than 21,000 people, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main operations and engineering centers and business units are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the USA, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and subsea construction.

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Investor and Analyst Relations

G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com

Public Relations

Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Group website	www.technip.com

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Technip's shares trade on the following exchanges:

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: April 28, 2006
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control